EXHIBIT 99.1

For Immediate Release 20-39-TR	Date:	July 7, 2020

Teck Reports Delays to Red Dog Concentrate Shipments

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today reported a failure of the loading arm on one of two shipping barges at Red Dog Operations’ port in Alaska, on July 3, 2020. Teck has completed testing of the loading arm on the second shipping barge at the port to ensure its integrity. There were no injuries or environmental impacts related to this incident.

As a result, the start of the Red Dog shipping season has been delayed. Teck currently expects that shipping from Red Dog will begin in approximately 7 days with one barge operational, and that repairs to the other barge will be completed in approximately 4 weeks. This will affect the timing of customer deliveries. Barring unforeseen severe weather conditions, Red Dog expects to ship all of its production during the shipping season, despite the mechanical incident.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements in this news release include statements regarding Teck’s expectations for the in-service dates for the barges at the Red Dog port, the timing of customer deliveries and the expectation that all of Red Dog’s production will be shipped during the shipping season. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated. These statements speak only as of the date of this news release.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding market conditions in the zinc markets, that repairs to the barges go as planned, that weather during the shipping season is broadly consistent with prior seasons, and that government action or other measures in response to the COVID-19 pandemic, or community opposition, do not limit operations at Red Dog, including by requiring additional preventative measures up to and including the suspension of operations, or through impacts on suppliers, customers or infrastructure providers. Factors that may cause actual results to vary include, but are not limited to, unanticipated delays in repairs or the availability of parts and supplies, there being further measures imposed by regulatory authorities or undertaken by Red Dog in response to risks posed by COVID-19 that impact or restrict operations or other parties, and adverse weather or other operating conditions.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com